

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2024

Dante Caravaggio
Chief Executive Officer
HNR Acquisition Corp.
3730 Kirby Drive, Suite 1200
Houston, TX 77098

> **Re: HNR Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 9, 2024**
> **File No. 333-275378**

Dear Dante Caravaggio:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 4, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. Please revise to clarify the date that the registrant completed the purchase of equity interests and transactions contemplated thereby as set forth in that certain Amended and Restated Membership Interest Purchase Agreement, as amended. In that regard, your disclosure that you completed such purchase on September 22, 2023 does not appear to be consistent with your disclosure on page 1 regarding the November 15, 2023 closing date.

2.   We note your response to prior comment 2, and your disclosure on your cover page that sales by Selling Securityholders, or the perception that such sales may occur, could have a significant negative impact on the trading price of your Class A Common Stock because the shares of Class A Common Stock being registered for resale "comprise a significant portion" of your outstanding shares. Please revise to clarify the number of shares that may be resold under this registration statement as compared to the number of shares outstanding. In addition, provide similar clarification in your risk factor "Because the currently outstanding shares of Class A Common Stock that are being registered for resale in this prospectus represent a substantial percentage of our outstanding Class A Common Stock, the sale of such securities could cause the market price of our Class A Common Stock to decline significantly" including also the shares that may be resold under this registration statement that are not currently outstanding. In that regard, we note that your disclosure in this risk factor references only the resale of certain shares that are currently outstanding.

Prospectus Summary
Pogo Information, page 4

3.   We note information in this section appears to omit the required disclosures pursuant to Items 1202 through 1208 under Subpart 229.1200 of Regulation S-K. Please refer to the requirement pursuant to Item 1201(a) of Regulation S-K and revise the registration statement to include the required information consistent with the disclosures in the section "Information About Pogo" on pages 145 through 156 in the HNR Acquisition Corp. Preliminary Proxy Statement on Schedule 14A filed October 12, 2023.

Because the currently outstanding shares of Class A Common Stock that are being registered for resale in this prospectus..., page 57

4.   Please revise this risk factor to disclose the purchase price of the securities being registered for resale and to disclose the potential profit the selling securityholders will earn based on the current trading price.

Committed Equity Financing, page 61

5.   Please revise your prospectus to disclose whether White Lion can engage in short-selling activities, and, if so, how any sales activities after announcement of a put may negatively affect the company's share price. Also disclose the material market activities of White Lion, including any short selling of the company's securities or other hedging activities that White Lion may or has engaged in, including prior to entering into the agreement and prior to the receipt of any shares pursuant to the terms of the agreement. In addition, disclose how White Lion intends to distribute the securities it owns or will acquire.

6.   We note your disclosure regarding Regulation M. Please revise to also disclose how the provisions of Regulation M may prohibit White Lion and any other distribution participants that are participating in the distribution of the company's securities from engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the common stock) while the common stock purchase agreement is in effect and purchasing shares in the open market while such agreement is in effect.

Forward Purchase Agreement, page 68

7.   Please revise to update your disclosure regarding the forward purchase agreement and FPA Funding Amount PIPE Subscription Agreement. For example, we note your disclosure that pursuant to the terms of the Forward Purchase Agreement, the Seller intends, but is not obligated, to purchase shares of common stock concurrently with the closing of the transactions contemplated by the A&R MIPA. Please revise to disclose whether the Seller purchased such shares, and if so, the net proceeds to the registrant from this arrangement.

Unaudited Pro Forma Combined Financial Information
Notes to Unaudited Pro Forma Combined Financial Statements
6. Supplemental Oil and Gas Reserve Information (Unaudited)
Standardized Measure of Discounted Future Net Cash Flows, page 82

8.   We note the column headers in the presentation of the pro forma standardized measure on page 82 and the changes therein on page 83 indicate that the amounts shown are Mboe. However, the amounts presented appear to represent dollars. Please revise your presentation as necessary to resolve these inconsistencies or tell us why a revision is not needed.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Pogo, page 84

9.   We note that the projected oil and gas revenues for 2023 were $30.052 million, as set forth in the projections prepared by HNRA and presented to the company's financial advisor in connection with the evaluation of the purchase pursuant to the Amended and Restated Membership Interest Purchase Agreement. We also note Pogo's actual total revenues for the Nine Months Ended September 30, 2023. It appears that you will miss your 2023 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company's financial position and further risks to the business operations and liquidity in light of these circumstances.

10. We note footnote (1) accompanying the presentation of production appears to indicate that natural gas is converted to Boe at the rate of one-barrel equals nine Mcf based on the approximate relative energy content of oil and natural gas. However, it appears that the conversion factor applied is six Mcf based on the oil and natural gas figures provided in the table on page 90. Please revise your disclosure as necessary to resolve these inconsistencies or tell us why a revision is not needed.

11. In light of the significant number of redemptions, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

Business of HNRA, page 95

12. We note your response to prior comment 5, including your statement that purchases under the forward purchase agreement complied with Rule 14e-5 because the forward purchase agreement was negotiated and executed after the initial deadline for submission of shares for redemption (October 29, 2023). However, we note that the registrant adjourned the special meeting on October 30, 2023, and determined to reconvene the special meeting on November 13, 2023, announcing on November 3, 2023 that shareholders would have the right to exercise their right to redemption until November 9, 2023. Please provide further analysis on how purchases under the forward purchase agreement complied with Rule 14e-5.

13. Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. For example, we note your disclosure on page 106 that "in the event the Company does not complete a Business Combination by November 15, 2023 or amend its certificate of incorporation, the Company is required to redeem the public shares sold in the Initial Public Offering." Please revise your disclosure to indicate this business combination has been completed. As another example, update the disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations of HNRA."

Compensation of Executive Officers and Directors After the Purchase, page 116

14. Please provide all disclosure required by Item 402 of Regulation S-K for your fiscal year ended December 31, 2023.

15. Please disclose all material terms of the HNR Acquisition Corp. Omnibus Incentive Plan.

Experts, page 143

16. Please expand your disclosure to clarify that estimates of proved oil and gas reserves and discounted future net cash flows appearing in this prospectus for the years ending December 31, 2021 and 2022 were prepared by the third-party independent petroleum engineering firm of William M. Cobb & Associates, Inc. Additionally file a copy of the

      reserve reports for each period that proved reserves are disclosed, e.g. the reserve reports previously disclosed as Annex D, E, F and G relating to the "Original Transaction" and the "Amended Transaction" in the HNR Acquisition Corp. Preliminary Proxy Statement on Schedule 14A filed October 12, 2023, to comply with the requirements in Item 1202(a)(8) of Regulation S-X and obtain and file the consent of the third-party engineer that prepared these reports to comply with Item (601)(b)(23) of Regulation S-K.

General

17.   We note that you are registering the resale of up to 6,468,750 shares of Class A Common Stock issuable upon the exercise of your public warrants that were issued in connection with your initial public offering. Please tell us whether that is consistent with the terms of the warrant agreement with respect to such warrants. We also note that such shares do not appear to be included in your Selling Securityholders table on page 126. Please advise.

18.   We note that it appears that your fee table filed as Exhibit 107 references an additional 1,320,625 shares of common stock than you describe on your prospectus cover page. Please advise whether the issuance or resale of such shares is being registered and whether they are included on your prospectus cover page.

19.   We note references in your registration statement to "a more detailed discussion" of HNRA's business and other matters set forth in HNRA's previously-filed annual report on Form 10-K and quarterly reports on Form 10-Q, and statements directing readers to read such information. Please ensure that you have included in the registration statement all information required by Form S-1, or provide your analysis as to your eligibility to incorporate such information by reference.

      For any questions related to engineering comments you may contact John Hodgin at 202-551-3699. Please contact Michael Purcell at 202-551-5351 or Laura Nicholson at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Matthew Ogurick